                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO.  )


                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                       COMMON STOCK, $.01 PAR VALUE SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   459862 30 6
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                            Stephen T. Burdumy, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  March 2, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

----------------------                                         -----------------
CUSIP No.  459862 30 6                                         Page 2 of 7 Pages
                                                                        --
----------------------                                         -----------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Capital Ventures International
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 2,500,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    2,500,000**
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    2,500,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    2,500,000**
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,500,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                       / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.5%***
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

                         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



** Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

*** Based upon the information contained in the Company's Quarterly Report on Form 10-Q filed on November 15, 1999 and after giving effect to the shares of Common Stock issued to CVI on March 2, 2000 pursuant to the Agreement (as defined below) and the letter agreement of March 2, 2000, the number of shares of Common Stock outstanding is 9,086,722.

----------------------                                         -----------------
CUSIP No.  459862 30 6                                         Page 3 of 7 Pages
                                                                        --
----------------------                                         -----------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Heights Capital Management, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     N/A
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                             / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    2,500,000**
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    2,500,000**
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,500,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                       / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.5%***
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

                         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


** Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

*** Based upon the information contained in the Company's Quarterly Report on Form 10-Q filed on November 15, 1999 and after giving effect to the shares of Common Stock issued to CVI on March 2, 2000 pursuant to the Agreement, (as defined below) and the letter agreement of March 2, 2000, the number of shares of Common Stock outstanding is 9,086,722.

----------------------                                         -----------------
CUSIP No.  459862 30 6                                         Page 4 of 7 Pages
                                                                        --
----------------------                                         -----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934
                                  in respect of

                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.

         This Report is filed by Capital Ventures International ("CVI") and Heights Capital Management, Inc. ("Heights") on Schedule 13D with respect to the common stock, $.01 par value per share (the "Common Stock"), of International Microcomputer Software, Inc. (the "Company").

         The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive office of the Company is located at 75 Rowland Way, Novato, CA 94949.

ITEM 2. IDENTITY AND BACKGROUND

         CVI is an unlimited liability company organized under the laws of the Cayman Islands, with its principal place of business and principal office located at One Capital Place, P.O. Box 1787GT, Grand Cayman, Cayman Islands, BWI.

         CVI is a company engaged in the purchase of securities for investment.

         The entire share capital of CVI is owned by CVI Holdings, LLC , a Delaware limited liability company, which does not conduct business other than as a holding company for CVI. CVI Holdings, LLC's principal place of business and principal office is located at 42 Reads Way, New Castle, DE 19720.

         Mu Holdings, Inc., a Delaware corporation, owns 100% of the outstanding membership interests of CVI Holdings, LLC. Mu Holdings, Inc. does not conduct business other than as a holding company for direct or indirect subsidiary operating companies engaged in the securities business. Mu Holdings, Inc.'s principal place of business and principal office is located at 42 Reads Way, New Castle, DE 19720. All of the outstanding capital stock of Mu Holdings, Inc. is owned by Susquehanna International Holdings, Inc., a Delaware corporation which does not conduct business other than as a holding company for direct and indirect subsidiary operating companies which engage in the securities business. Susquehanna International Holdings, Inc.'s principal place of business and principal office is located at 42 Reads Way, New Castle, DE 19720.

         Heights is the investment advisor to CVI and, as such, may exercise voting and dispositive power over the Common Stock. Heights is a Delaware corporation with a business address located at 425 California Street, San Francisco, CA 94104.

----------------------                                         -----------------
CUSIP No.  459862 30 6                                         Page 5 of 7 Pages
                                                                        --
----------------------                                         -----------------


         CVI's directors are Arthur Dantchik, Joel Greenberg and Ian Wight, a U.K. citizen and a trust accountant with a business address of RHB Trust Company, Ltd, 1 Capital Place, Grand Cayman, Cayman Islands, BWI. The executive officers of CVI are Richard Douglas, a U.K. citizen and a trust accountant, and Woodbourne Associates (Cayman) Ltd., a Nominee Company located in the Cayman Islands. Heights' directors are Jeffrey Yass, Eric Brooks, Arthur Dantchik, Andrew Frost and Joel Greenberg. The executive officers of Heights are Andrew Frost, President, Brian Sullivan, Treasurer and Michael Spolan, Secretary. Messrs. Yass, Brooks, Dantchik, Frost and Greenberg are U.S. citizens and are engaged in the investment business. Messrs. Yass, Brooks, Dantchik and Greenberg have a business address of 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. Mr. Frost has a business address at 425 California Street, San Francisco, CA 94104.

         During the last five years, neither CVI, Heights, nor to the best of CVI's and Heights' knowledge, any individual or entity named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         CVI and the Company are parties to a Securities Purchase Agreement, dated as of March 3, 1999 (the "Agreement"). At the initial closing under the Agreement on March 5, 1999, CVI acquired 437,637 shares of Common Stock and a warrant to acquire 131,291 shares of Common Stock at an exercise price of $14.8525 per share (the "Warrant") for an aggregate purchase price of $2,500,000. The Warrant became exercisable on March 5, 2000; however, in no event may CVI exercise the Warrant to the extent that (a) the number of shares of Common Stock beneficially owned by CVI and its affiliates and (b) the number of shares of Common Stock issuable upon exercise of the Warrant (or portion thereof) with respect to which the determination described herein is being made, would result in beneficial ownership by CVI and its affiliates of more than 4.9% of the outstanding shares of Common Stock (the "4.9% Limitation").

         In addition, the Agreement granted CVI the right to purchase, on September 5, 2000, up to 375,117 shares of Common Stock (the "Optional Shares") at a per share price of $7.9975 per share. The Agreement also provided that the Company would issue to CVI additional shares of Common Stock (the "Adjustment Shares") in the event that the price of the Common Stock were to decline prior to the effectiveness of the Company's registration statement covering the resale of shares of Common Stock by CVI (the "Registration Statement"). The Company's obligations to file the Registration Statement are set forth in a Registration Rights Agreement dated September 5, 1999 (the "Registration Rights Agreement").

         CVI utilized its own working capital funds to consummate the purchase of the Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

         On March 2, 2000, CVI and the Company entered into a letter agreement, pursuant to which the number of Adjustment Shares and the Company's payment obligations to CVI, under the Registration Rights Agreement, in respect of the Company's failure to obtain the effectiveness of the Registration Statement were determined. Specifically, the letter agreement obligated the Company to issue an aggregate of 2,062,363 additional shares of Common Stock to CVI to satisfy these obligations to CVI.

         CVI continues to hold the Warrant and will have the right to acquire the Optional Shares, as discussed above; however, unless the price of the Common Stock dramatically increases above its current level of less than $1.00 per share, it is highly unlikely that CVI will exercise the Warrant or acquire any Optional Shares.

         CVI acquired the Common Stock for investment. Other than as noted above with respect to the possible exercise of the Warrant or the acquisition of the Optional Shares, CVI does not currently have any plan or intention to acquire additional securities of the Company. Depending on the market conditions for the Common Stock, other investment opportunities available to CVI, and based upon other considerations, the Reporting Persons may dispose of shares of Common Stock from time to time.

----------------------                                         -----------------
CUSIP No.  459862 30 6                                         Page 6 of 7 Pages
                                                                        --
----------------------                                         -----------------

         CVI and Heights previously reported beneficial ownership of shares of Common Stock on Schedule 13G. This statement on Schedule 13D is being filed to report that the beneficial ownership of CVI and Heights has increased such that CVI and Heights each beneficially owns in excess of 20% of the outstanding Common Stock of the Company. Neither CVI, Heights, nor any of the other entities or persons identified in Item 2 of this Schedule 13D is acting as a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) among themselves or with any other persons or entities.

         To the best knowledge of CVI and Heights, neither CVI nor Heights has any plans or proposals that relate or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The total of number of shares of Common Stock that CVI and Heights beneficially owns is 2,500,000 shares or 27.5 % of the outstanding Common Stock. Such amount does not include any shares of Common Stock issuable upon exercise of the Warrant because of the 4.9% Limitation.

         To the best knowledge of CVI and Heights, other than CVI and Heights, none of the individuals and entities listed in Item 2 hereof beneficially owns any Common Stock. To the best knowledge of CVI and Heights, other than CVI and Heights, none of the individuals listed in Item 2 hereof has effected any transactions in the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as set forth herein and above in Items 3 and 4, there are no other contracts, arrangements, understandings or relationships between the Company and the Reporting Persons with respect to securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Securities Purchase Agreement1

         Exhibit B - Registration Rights Agreement

         Exhibit C - Warrant

         Exhibit D - Letter Agreement dated March 2, 2000

         Exhibit E - Limited Power of Attorney

         Exhibit F - Joint Filing Agreement


---------------
1 Incorporated by Reference from Exhibit No. 4.1 of the Copy's Current Report on Form 8-K dated March 23, 1999.

----------------------                                         -----------------
CUSIP No.  459862 30 6                                         Page 7 of 7 Pages
                                                                        --
----------------------                                         -----------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 13, 2000                 CAPITAL VENTURES INTERNATIONAL

                                      By:  Heights Capital Management, Inc.,
                                           pursuant to a Limited Power of
                                           Attorney attached hereto as Exhibit E

                                      By:  /s/ Michael Spolan
                                           ------------------------------------
                                           Michael Spolan, General Counsel and
                                           Secretary


                                      HEIGHTS CAPITAL MANAGEMENT, INC.

                                      By:  /s/ Michael Spolan
                                           ------------------------------------
                                           Michael Spolan, General Counsel and
                                           Secretary

                                                                       EXHIBIT B

                          REGISTRATION RIGHTS AGREEMENT

         REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT"), dated as of March 5, 1999, by and among INTERNATIONAL MICROCOMPUTER SOFTWARE, INC., a corporation organized under the laws of the State of California, with executive offices located at 75 Rowland Way, Novato, California 94949 (the "COMPANY"), and the undersigned (together with affiliates, the "INITIAL INVESTOR").

                                    WHEREAS:

         A. In connection with the Securities Purchase Agreement of even date herewith by and between the Company and the Initial Investor (the "SECURITIES PURCHASE AGREEMENT"), the Company has agreed, upon the terms and subject to the conditions contained therein to issue and sell to the Initial Investor (i) up to $8,000,000 of the Company's common stock, no par value (the "COMMON STOCK"), constituting Tranche 1 Shares, Adjustment Shares and Optional Tranche 2 Shares, and (ii) warrants (the "WARRANTS") to acquire shares of Common Stock.

         B. To induce the Initial Investor to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "SECURITIES ACT"), and applicable state securities laws.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Initial Investor hereby agree as follows:

         1. DEFINITIONS.

                  a. As used in this Agreement, the following terms shall have the following meanings:

                           (i) "INVESTORS" means the Initial Investor and any
                  transferees or assignees who agree to become bound by the provisions of this Agreement in accordance with Section 9 hereof and are entitled to the rights of this Agreement in accordance with Section 9 hereof.

                           (ii) "REGISTER," "REGISTERED," AND "REGISTRATION"
                  refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act or any successor rule providing for offering securities on a continuous basis ("RULE 415"), and the declaration or ordering of effectiveness of such Registration Statement by the United States Securities and Exchange Commission (the "SEC").

                           (iii) "REGISTRABLE SECURITIES" means (a) the Tranche
                  1 Shares, (b) the Optional Tranche 2 Shares, if any, (c) the Adjustment Shares, if any, (d) the Warrant Shares and (e) any shares of capital stock issued or issuable, from time to time (with any adjustments), as a distribution on or in exchange for or otherwise with respect to any of the foregoing.

                           (iv) "REGISTRATION STATEMENT" means the registration
                  statement on Form S-3 of the Company under the Securities Act filed with the SEC pursuant to Section 2(a)(i) hereof to effect a registration of all the Registrable Securities in connection with the resale of the Registrable Securities.

                           (v) "REGISTRATION STATEMENTS" means the Registration
                  Statement and the Uncovered Shares Registration Statement.

                           (vi) "UNCOVERED SHARES REGISTRATION STATEMENT" means
                  the registration statement on Form S-3 of the Company under the Securities Act filed with the SEC pursuant to Section 2(a)(ii) hereof to effect a registration of the Uncovered Shares in connection with the resale of the Uncovered Shares.

                  b. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement.

         2. REGISTRATION.

                  a. MANDATORY REGISTRATIONS.

                           (i) The Company shall prepare and file with the SEC
                  on or prior to the date which is thirty (30) calendar days after the Closing Date, the Registration Statement. For purposes of such filing, the Registration Statement shall cover 1,131,603 shares of Registerable Securities, such number being a good faith estimate on the date hereof of the maximum potential number of Registrable Securities. The Registration Statement, to the extent allowable under the Securities Act and the Rules promulgated thereunder (including Rule 416), shall state that the Registration Statement also covers such number of additional shares of Common Stock as may become issuable by reason of (a) stock splits, stock dividends or similar transactions, (b) reductions in the Tranche 2 Per Share Price in accordance with the terms of the Securities Purchase Agreement or (c) increases in the number of Warrant Shares in accordance with the terms of the Warrant. The Registrable Securities included in the Registration Statement shall be allocated to the Investors as set forth in Section 11
                  (k) hereof. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided to the Initial Investor and its counsel for review and comment prior to its filing or other submission. The

                  Company shall use its best efforts to cause the Registration Statement to become effective as soon as practicable after the filing thereof.

                           (ii) If the Investors reasonably conclude that for
                  any reason the Registration Statement does not include all of the Registrable Securities (such shares that are not included, the "UNCOVERED SHARES"), the Company shall prepare and file with the SEC on or prior to the date which is three (3) business days after the Company receives notice from The Investors of such conclusion, either (a) an amendment (the "UNCOVERED SHARES AMENDMENT") to the Registration Statement effecting a registration of the Uncovered Shares or the (b) Uncovered Shares Registration Statement. The Uncovered Shares Registration Statement, to the extent allowable under the Securities Act and the Rules promulgated thereunder (including Rule 416), shall state that the Uncovered Shares Registration Statement also covers such number of additional shares of Common Stock as may become issuable by reason of (x) stock splits, stock dividends or similar transactions, (y) reductions in the Tranche 2 Per Share Price in accordance with the terms of the Securities Purchase Agreement, or (z) increases in the number of Warrant Shares in accordance with the terms of the Warrant. The Uncovered Shares included in the Uncovered Shares Amendment or the Uncovered Shares Registration Statement shall be allocated to the Investors as set forth in Section 11(k) hereof. The Uncovered Shares Amendment or the Uncovered Shares Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided to the Initial Investor and its counsel for review and comment prior to its filing or other submission. The Company shall use its best efforts to cause the Uncovered Shares Amendment or the Uncovered Shares Registration Statement to become effective as soon as practicable after the filing thereof.

                  b. UNDERWRITTEN OFFERING. If the Initial Investor and the Company mutually agree in writing that one or more of the Registration Statements will involve an underwritten offering, the Investors who hold a majority in interest of the Registrable Securities subject to such under-written offering, with the consent of the Initial Investor, shall have the right to select one legal counsel to represent the Investors and an investment banker or bankers and manager or managers; to administer the offering, which investment banker or bankers or manager or managers shall be reasonably satisfactory to the Company. In the event that any Investors elect not to participate in such underwritten offering, the Registration Statements shall contain appropriate plans of distribution reasonably satisfactory to the Investors participating in such underwritten offering and the Investors electing not to participate in such underwritten offering (including, without limitation, the ability of nonparticipating Investors to sell from time to time and at any time during the effectiveness of the Registration Statements).

                  c. PAYMENTS BY THE COMPANY.

                           (i) If (a) the Registration Statement is not declared
                  effective by the SEC on or before one hundred twenty (120) calendar days after the Tranche 1 Closing Date, or with respect to an Uncovered Shares Amendment or Uncovered Shares Registration Statement, sixty (60) calendar days after receipt of the notice from the Investors provided for in Section 2(a)(ii), respectively (each, a "REGISTRATION DEADLINE"), or
                  (b) after the applicable registration statement or amendment has been declared effective by the SEC, sales of all applicable Registrable Securities cannot be made pursuant to such registration statement (by reason of a stop order or the Company's failure to update such Registration Statement for any other reason outside the control of the Investors) (each a "Registration Suspension"), then the Company will make payments to the Investors in such amounts and at such times as shall be determined pursuant to this Section 2(c).

                           (ii) The Company shall pay to each Investor an amount
                  equal to the product of (a) the Tranche 1 Purchase Price multiplied by (b) a fraction, the numerator of which is equal to the number of Registrable Securities held by such Investor as determined pursuant to Section 11(k) and the denominator of which is the total number of Registrable Securities determined in the same manner (the "INVESTOR'S FRACTIONAL INTEREST OF REGISTRABLE SHARES"), multiplied by (c) one percent (1%) for the first month or portion thereof, pro rata, after any Registration Deadline and prior to the date the Registration Statement, the Uncovered Shares Amendment or the Uncovered Shares Registration Statement, as applicable, is declared effective by the SEC, or the first month or portion thereof, pro rata, and (d) two percent (2%) for each month or portion thereof, pro rata, thereafter prior to the date the Registration Statement, the Uncovered Shares Amendment or the Uncovered Shares Registration Statement is declared effective by the SEC, or each month or portion thereof, pro rata, thereafter, that sales of any Registrable Securities cannot be made pursuant to the Registration Statement or the Uncovered Shares Registration Statement after a Registration Suspension.

                           (iii) Notwithstanding the foregoing, a Registration
                  Suspension effected by the Company pursuant to a Permitted Blackout (as defined below) shall not give rise to an obligation to make such payments. For purposes of this Agreement, "PERMITTED BLACKOUT" shall mean the suspension of the Registration Statement or uncovered Shares Registration Statement after the Effective Date for up to fifteen (15) business days upon the good faith determination by the Company's Board of Directors that (A) a material financing, acquisition or other extraordinary corporate transaction is in the best interest of the Company and the holders of its outstanding Common Stock, and the disclosure thereof to the public would have a material adverse effect on the ability of the Company to consummate such material financing, acquisition or other extraordinary corporate transaction, or (B) facts with respect to a material lawsuit or governmental investigation exist which, if disclosed, would have a material adverse effect on the Company, provided, however, that no more than two (2) such Permitted Blackouts may be imposed during any period of twelve (12) consecutive months.

                           (iv) Penalties incurred under this Section 2(c) shall
                  be paid in cash within five (5) days after the end of each period that gives rise to such obligation or, if earlier, within five (5) days after the end of each calendar month in which such obligation accrues. If such payment is not made within such five (5) day period, the Investor thereafter shall be entitled to interest on the unpaid amount at a rate equal of two percent (2%) per month until such amount is paid in full to the Investor. If the Company is unable to pay all amounts due and payable with respect to the penalties, the Company will pay the Investors such amounts pro rata based upon the total amounts payable to each Investor relative to the total amounts payable to all Investors.

                  d. PIGGY-BACK REGISTRATIONS. If at any time prior to the expiration of the Registration Period, the Company shall file with the SEC a registration statement relating to an underwritten offering for its own account or an underwritten offering for the account of others under the Securities Act of any of its equity securities (other than on Form S-4 or Form S-8 or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans), the Company shall send to each Investor written notice of such determination and, if within fifteen (15) days after the date of such notice, such Investor shall so request in writing, the Company shaft include in such registration statement all or any part of the Registrable Securities such Investor requests to be registered, except that if, in connection with any under written, public offering for the account of the Company the, managing underwriter(s) thereof shall impose a limitation on the number of shares of Common Stock which may be included in the registration statement because, in such underwriter(s)' judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then the Company shall be obligated to include in such registration statement only such limited portion of the Registrable Securities with respect to which such Investor has requested inclusion hereunder as the underwriter shall permit. Any exclusion of Registrable Securities shall be made pro rata among the Investors seeking to include Registrable Securities and other selling shareholders, if any, in proportion to the number of Registrable Securities sought to be included by such Investors; and the number of shares of Common Stock sought to be included by such other shareholders, if any; PROVIDED, HOWEVER, that the Company shall not exclude any Registrable Securities unless the Company has first excluded all outstanding securities, the holders of which are not entitled to inclusion of such securities in such registration statement or are not entitled to pro rata inclusion with the Registrable Securities; and PROVIDED, FURTHER, however, that, after giving effect to the immediately preceding proviso, any exclusion of Registrable Securities shall be made pro rata with holders of other securities having the right to include such securities in the registration statement other than holders of securities entitled to inclusion of their securities in such registration statement by reason of demand registration rights (except to the extent any existing agreements otherwise provide). No right to registration of Registrable Securities under this Section 2(d) shall be construed to limit any registration required under Section 2(a) hereof if an offering in connection with which an Investor is entitled to registration under this Section 2(d) is an underwritten offering, then each Investor whose Registrable Securities are included in such registration statement shall, unless otherwise agreed by the Company, offer and sell such Registrable Securities in an underwritten offering using the same underwriter or underwriters and, subject to the provisions of this Agreement, on the same terms and conditions as other shares of Common Stock included in such underwritten offering.

                  e. ELIGIBILITY FOR FORM S-3. The Company represents and warrants that it meets the requirements for the use of Form S-3 for registration of the sale by the Initial Investor and any other Investor of the Registrable Securities and the Company shall file all reports required -to be filed by the Company with the SEC in a timely manner necessary to maintain such eligibility for the use of Form S-3.

                  f. RULE 416. The Company and the Investors each acknowledge that a number of Registerable Securities shall be registered pursuant to Rule 416 under the Securities Act so as to include in the Registration Statement any and all Registrable Securities which may become issuable to prevent dilution by reason of
         (i) stock splits, stock dividends or similar transactions, (ii) reductions in the Tranche 2 Per Share Price in accordance with the terms of the Securities Purchase Agreement or (iii) increases in the number of Warrant Shares in accordance with the terms of the Warrant (collectively, the "RULE 416 SECURITIES"). In this regard, the Company agrees to take all steps reasonably necessary to ensure that the maximum number of Registrable Securities which may be registered pursuant to Rule 416 under the Securities Act are covered by the Registrations Statement and, absent guidance from the SEC or other definitive authority to the contrary, the Company shall affirmatively support and not take any action adverse to the position that the Registration Statement filed hereunder covers all of the Rule 416 Securities. If the Company determines that the Registration Statement filed hereunder does not cover all of the Rule 416 Securities, the Company shall immediately provide to each Investor written notice (a "RULE 416 NOTICE") setting forth the basis for the Company's position and the authority therefor.

         3. OBLIGATIONS OF THE COMPANY. In connection with the registration of the Registrable Securities, the Company shall have the following obligations:

                  a. The Company shall keep the Registration Statements effective pursuant to Rule 415 at all times until such date as is the earlier of (i) the date on which all of the applicable Registrable Securities have been sold and (ii) the date on which all of the Registrable Securities (in the reasonable opinion of counsel to the Initial Investor) may be immediately sold to the public without registration or restriction pursuant to Rule 144(k) under the Securities Act (the "REGISTRATION PERIOD"), which Registration Statements as amended or supplemented, including the prospectuses contained therein and all documents incorporated by reference therein, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading.

                  b. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statements and the prospectuses used in connection with the Registration Statements as may be necessary to keep such Registration Statements effective at all times during the applicable Registration Period, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by the applicable Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement.

                  c. The Company shall furnish to each Investor whose Registrable Securities are included in the Registration Statements and its legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of such Registration Statement and any amendment thereto, each preliminary prospectus and prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC (including, without limitation, any request to accelerate the effectiveness of such Registration Statement or amendment thereto), and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration

         Statements, (ii) on the date of effectiveness of such Registration Statement or any amendment thereto, a notice stating that such Registration Statement or amendment has been declared effective, and
         (iii) such number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Investor.

                  d. The Company shall use its best efforts to (i) register and qualify the Registrable Securities covered by the Registration Statements under such other securities or "blue sky" laws of such jurisdictions in the United States as each Investor who holds Registrable Securities being offered reasonably requests, (ii) prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the applicable Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during such Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions.

                  e. In the event the Investors who hold a majority in interest of the Registrable Securities being offered in an offering select underwriters for the offering pursuant to Section 2(b) hereof, the Company shah, enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the underwriters of such offering.

                  f. As promptly as practicable after becoming aware of any event, the Company shall notify each Investor of the happening of such event, of which the Company has knowledge, as a result of which the prospectus included in either of the Registration Statements, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and use its best efforts promptly to prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission but in any event within ten (10) calendar days, and deliver such number of copies of such supplement or amendment to each Investor as such Investor may reasonably request.

                  g. The Company shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of either of the Registration Statements, and, if such an order is issued, to obtain the withdrawal of such order at the earliest practicable moment (including in each case by amending or supplementing such Registration Statement) and to notify each Investor who holds Registrable Securities being sold (or, in the event of an underwritten offering, the managing underwriters) of the issuance of such order and the resolution thereof (and if such Registration Statement is supplemented or amended, deliver such number of copies of such supplement or amendment to each Investor as such Investor may reasonably request).

                  h. The Company shall permit a single firm of counsel designate by the Initial Investor to review each of the Registration Statements and all amendments and supplements thereto a reasonable period of time prior to their filing with the SEC, and not file any document in a form to which such counsel reasonably objects.

                  i. The Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Rule 158 under the Securities Act) covering a twelve- month period beginning not later than the first day of the Company's fiscal quarter next following the effective date of each of the Registration Statements.


                  j. At the request of any Investor whose Registrable Securities are included in one of the Registration Statements in an underwritten offering, the Company shall furnish, on the date of effectiveness of such Registration Statement dated as of such date, from counsel representing the Company to the Investors to the effect that such Registration Statement and the related prospectus comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations thereunder and that, to the best of such counsel's knowledge, such Registration Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading (except that no opinion need be expressed with respect to the financial statements, including the notes and schedules thereto, or any other financial, statistical or accounting information, or information relating to the Investors or any underwriters or the method of distribution of the Registrable Securities by the Investors and any underwriters included therein).

                  k. The Company shall make available for inspection by (i) any Investor whose Registrable Securities are included in the Registration Statements, (ii) any underwriter participating in any disposition pursuant to the Registration Statements, (iii) one firm of attorneys and one firm of accountants or other agents retained by the Investors, and (iv) one firm of attorneys retained by all such underwriters (collectively, the "INSPECTORS") all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the "RECORDS"), as shall be reasonably deemed necessary by each Inspector to enable each Inspector to exercise its due diligence responsibility, and cause the Company's officers, directors and employees to supply all information which any Inspector may reasonably request for purposes of such due diligence; PROVIDED, HOWEVER, that each Inspector shall hold in confidence and shall not make any disclosure (except to an Investor) of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any of the Registration Statements, (b) The release of such Records is ordered pursuant to a subpoena or other order from a court or government body of competent jurisdiction or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement. The Company shall not be required to disclose any confidential information in such Records to any Inspector until and unless such Inspector shall have entered into confidentiality agreements (in form and substance satisfactory to the Company) with the Company with respect thereto, substantially in the form of this Section 3(k). Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at the

         Company's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein shall be deemed to limit the Investors' ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations or to effect the obligations of the Company to comply with applicable securities laws and regulations.

                  l. The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in either of the Registration Statements, (iii) the release of such information is ordered pursuant to a subpoena or other order from a court or governmental body of competent jurisdiction, (iv) such information has been made generally available to the public other than by disclosure in violation of this or any other agreement, or (v) such Investor consents to the form and content of any such disclosure. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to such Investor prior to making such disclosure, and allow the Investor, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

                  m. The Company shall use its best efforts to promptly either
         (i) cause all the Registrable Securities covered by the Registration Statements to be listed on the New York Stock Exchange or the American Stock Exchange or another national securities exchange and on each additional national securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (ii) secure the designation and quotation, of all the Registrable Securities covered by each Registration Statement on the Nasdaq National Market and, without limiting the generality of the foregoing, to arrange for or maintain at least two market makers To register with the National Association of Securities Dealers ("NASD") as such with respect to such Registrable Securities.

                  n. The Company shall provide a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the Registration Statement.

                  o. The Company shall cooperate with the Investors who hold Registrable Securities being offered and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities to be offered pursuant to the Registration Statements and enable such certificates to be in such denominations or amounts, as the case may be, as the managing underwriter or underwriters, if any, or the Investors may reasonably request and registered in such names as the managing underwriter or underwriters, if any, or the Investors may request, and, within three (3) business days after one of the Registration Statements is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel selected by the Company to deliver, to the transfer agent for the

         Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) an opinion of such counsel sufficient to permit the free transferability of the Registrable Securities covered by such Registration Statement.

                  p. At the request of any Investor, the Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statements and the prospectuses used in connection with the Registration Statements as may be necessary in order to change the plan of distribution set forth in the Registration Statements.

                  q. The Company shall comply with all applicable laws related to the Registration Statements and offering and sale of securities and all applicable rules and regulations of governmental authorities in connection therewith (including without limitation the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC).

                  r. The Company shall, subject to reasonable business considerations, take such other actions to expedite or facilitate the disposition of Registrable Securities as are reasonably requested by any Investor or the underwriters.

                  s. From and after the date of this Agreement, the Company shall not, and shall not agree to, allow the holders of any securities of the Company to include any of their securities in either of the Registration Statements or any amendment or supplement thereto without the consent of the holders of a majority in interest of the Registrable Securities.

         4. OBLIGATIONS OF THE INVESTORS. In connection with the registration of the Registrable Securities, the Investors shall have the following obligations:

         a. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities. At least five (5) business days prior to the first anticipated filing date of the Registration Statement, the Uncovered Shares Amendment or the Uncovered Shares Registration Statement, as applicable, the Company shall notify each Investor of the information the Company requires from each such Investor.

         b. Each Investor, by such Investor's acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of each of the Registration Statements hereunder, unless such Investor has notified the Company in writing of such Investor's election to exclude all of such Investor's Registrable Securities from any such Registration Statement.

         5. EXPENSES OF REGISTRATION. All reasonable expenses incurred by the Company or the Investors in connection with registrations, filings or qualifications pursuant to Sections 2 and 3 above, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, the fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel selected by the Investors, shall become by the Company. In addition, the Company shall pay all of the Investors' costs and expenses (including legal fees) incurred in connection with the enforcement of the rights of the Investors hereunder.

         6. INDEMNIFICATION. In the event any Registrable Securities are included in a Registration Statement under this Agreement:

                  a. To the extent permitted by law, the Company will indemnify, hold harmless and defend (i) each Investor whose Registrable Securities were included in the Registration Statements and (ii) the directors, officers, partners, members, employees and agents of such Investor and each person who controls any Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), if any, (each, an "INDEMNIFIED PERSON"), against any joint or several losses, claims, damages, liabilities or expenses (collectively, together with actions, proceedings or inquiries by any regulatory or self- regulatory organization, whether commenced or threatened, in respect thereof, "CLAIMS") to which any of them may become subject insofar as such Claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in the Registration Statements or the omission or alleged omission to state therein a material fact required to be stated or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such registration statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, or (iii) any violation or alleged violation under the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities (the matters in the foregoing clauses (i) through (iii) being, collectively, "VIOLATIONS"). The Company shall reimburse the Investors and each other Indemnified Person, promptly as such expenses are incurred and are due and payable, for reasonable out-of-pocket expenses incurred by them in connection with investigating or defending any such Claim, provided that reimbursement for legal fees shall be subject to the restrictions set forth in
         Section 6(c) hereof. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a);
         (i) shall not apply to a Claim arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person expressly for use in the Registration Statements or any such amendments thereof or supplements thereto; (ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior consent of the Company, which consent shall not be unreasonably withheld; and (iii) with respect to any preliminary prospectus, shall not inure to the benefit of any Indemnified Person if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented, if such corrected prospectus was timely made available by the Company pursuant to Section 3(c) hereof, and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a Violation and such Indemnified Person, notwithstanding such advice, used the incorrect prospectus or failed to deliver the correct prospectus as required by the Securities Act. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the, transfer of the Registrable Securities by the Investors pursuant to Section 9.

                  b. Each Investor whose Registrable Securities are included in the Registration Statements agrees severally and not jointly to indemnify, hold harmless and defend, to the same extent and in the same manner set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statements, its employees, agents and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and any other shareholder selling securities pursuant to the Registration Statements or any of its directors or officers or any person who controls such shareholder or underwriter within the meaning of the Securities Act or the Exchange Act (collectively and together with an Indemnified Person, an "INDEMNIFIED PARTY"), against any Claim to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim arises out of or is based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such registration statement; and subject to Section 6(c) such Investor will reimburse any legal or other expenses (promptly as such expenses are incurred and are due and payable) reasonably incurred by them in connection with investigating or defending any such Claim; PROVIDED, HOWEVER, that the indemnity agreement contained in this Section 6(b) shall not apply to amounts paid ill settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld; PROVIDED, FURTHER, however, that the Investor shall be liable under this Agreement (including this Section 6(b) and Section 7) for only that amount as does not exceed the net proceeds actually received by such Investor as a result of the sale of Registrable Securities pursuant to such registration statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

                  c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action (including any governmental action), such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel selected by the indemnifying party and reasonably satisfactory to the Indemnified Person or the Indemnified Party, as the case may be; PROVIDED, HOWEVER, that if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the
                  indemnifying party in conducting the defense of any action would be inappropriate due to actual or potential conflicts of interest between such Indemnified Person or Indemnified Party and the indemnifying party or if the actual or potential defendants in, or targets of, any such action include both the Indemnified Person or the Indemnified Party and the indemnifying party and any such Indemnified Person or Indemnified Party reasonably determines that there may be legal defenses available to such Indemnified Person or Indemnified Party which are in conflict with those available to or may not be asserted by such indemnifying party, then such Indemnified Person or Indemnified Party shall have the night to retain separate counsel to assume such legal defenses or defend such action in its entirety on behalf of such Indemnified Person or Indemnified Party, if appropriate, with the fees and expenses to be paid by the indemnifying party. The indemnifying party shall pay for only one separate legal counsel for the Indemnified Persons or the Indemnified Parties, as applicable, and such legal counsel shall be selected by Investors holding a majority-in-interest of the Registrable Securities included in the registration statement to which the Claim relates, if the Investors are entitled to indemnification hereunder, or by the Company, if the Company or any of its directors, officers or any person who controls the Company within the meaning of the Securities Act or the Exchange Act, is entitled to indemnification hereunder, as applicable. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is actually prejudiced in its ability to defend such action. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

         7. CONTRIBUTION. To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6, (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation, and (iii) contribution (together with any indemnification or other obligations under this Agreement) by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

         8. REPORTS UNDER THE EXCHANGE ACT. With a view to making available to the Investors the benefits of Rule 144 under the Securities Act ("RULE 144"), the Company agrees to:

                  a. file with the SEC in a timely manner and make and keep available all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit the Company's obligations under Section 4(c) of the Securities Purchase Agreement) and the filing and availability of such reports and other documents is required for the applicable provisions of Rule 144; and

                  b. furnish to each Investor so long as such Investor owns Shares, Warrants or Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

         9. ASSIGNMENT OF REGISTRATION RIGHTS. The rights of the Investors hereunder, including the right to have the Company register Registrable Securities pursuant to this Agreement, shall be automatically assignable by each Investor to any transferee of at least ten percent (10%) of the Registrable Securities if: (i) the investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company after such assignment, (ii) the Company is furnished with written notice of (a) the name and address of such transferee or assignee and (b) the securities with respect to which such registration rights are being transferred or assigned, (iii) following such transfer or assignment, the further disposition of such securities by the transferee or assignee is restricted under the Securities Act and applicable state securities laws and (iv) the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein.

         10. AMENDMENT OF REGISTRATION RIGHTS. Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with written consent of the Company and Investors, who hold a majority in interest of the Registrable Securities or in the case of a waiver by the Company, with the written consent of the Company or in the case of a waiver by the Investors, with the written consent of Investors who hold a majority in interest of the Registrable Securities. Any amendment or waiver effected in accordance with this
Section 10 shall be binding upon each Investor and the Company.

         11. MISCELLANEOUS.

                  a. A person or entity is deemed to be a holder of Registrable Securities whenever such person or entity owns of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more persons. or entities with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

                  b. Any notices required or permitted to be given under the terms of this Agreement shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier or by confirmed telecopy, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by courier or confirmed telecopy, in each case addressed to a party. The addresses for such communications shall be:

                  If to the Company:

                  International Microcomputer Software, Inc.
                  75 Rowland Way
                  Novato, California 94949
                  Telephone No.: (415) 257-3000
                  Telecopy No.: (415) 257-3565
                  Attention:        Ken Fineman

                  with a copy to:

                  Fenwick & West LLP
                  Two Palo Alto Square
                  Palo Alto, California 94306
                  Telephone No.: (650) 858-7600
                  Telecopy No.:     (650) 494-1417
                  Attention:        C. Kevin Kelso, Esq.

                  If to an Investor, at such address as such Investor shall have provided in writing to the Company or such other address as such Investor furnishes by notice given in accordance with this Section 11(b).

                  c. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

                  d. GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed in the State of California. The Company irrevocably consents to the jurisdiction of the United States federal courts and state courts located in San Francisco, California in any suit or proceeding based on or arising under this Agreement and irrevocably agrees that all claims in respect of such suit oi proceeding may be determined in such courts. The Company irrevocably waives the defense of an inconvenient forum to the maintenance of such suit or proceeding. The Company further agrees that service of process upon the Company mailed by first class mail shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. Nothing herein shall affect an Investor's right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

                  e. This Agreement, the Securities Purchase Agreement and the Warrants (including all schedules and exhibits thereto) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Securities Purchase Agreement and the Warrants supersede all prior agreements and understandings among the parties hereto and thereto with respect to the subject matter hereof and thereof.

                  f. Subject to the requirements of Section 9 hereof, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

                  g. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.


                  h. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the, same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

                  i. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                  j. All consents, approvals and other determinations to be made by the Investors or the Initial Investor pursuant to this Agreement shall be made by the Investors holding a majority in interest of the Registrable Securities (determined as if all Warrants then outstanding had been exercised for Registrable Securities and assuming no Adjustment Shares are outstanding prior to the Adjustment Date) then held by all Investors or by the Initial Investor, as the case may be.

                  k. The number of Registrable Securities included on the Registration Statements and each increase to the number of Registrable Securities included thereon shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time of such establishment or increase, as the case may be. In the event an Investor shall sell or otherwise transfer any of such holder's Registrable Securities, each transferee shall be allocated a pro rata portion of the number of Registrable Securities included on a registration statement for such transferor. Any shares of Common Stock included on a registration statement and which remain allocated to any person or entity which does not hold any Registrable Securities shall be allocated to the remaining Investors, pro rata based on the number of shares of Registrable Securities then hold by such Investors. For the avoidance of doubt, the number of Registrable Securities held by an Investor shall be determined as if all Warrants then outstanding and held by an Investor were exercised for Registrable Securities. In addition, in calculating the number of Registrable Securities held by an Investor, Adjustment Shares shall constitute Registrable Securities for this purpose only after the Adjustment Date.

                  l. For purposes of this Agreement, the term "BUSINESS DAY" means any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law, regulation or executive order to close.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

                  INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.

                  By:
                      ------------------------------------
                  Name:
                  Title:

                  INITIAL INVESTOR:

                  CAPITAL VENTURES INTERNATIONAL

                  By:      Heights Capital Management,
                           its authorized agent

                  By:
                      ------------------------------------
                  Name:
                  Title:
                  Residence:                      Cayman Islands
                  Address:                        c/o Heights Capital Management
                                                  425 California - Suite 1100
                                                  San Francisco, CA 94104
                  Telephone: No.:                 (415) 403-6500
                  Telecopy No.:                   (415) 403-6525
                  Attention:                      Michael L. Spolan

                         with a copy of all notices to:

                  Gibson, Dunn & Crutcher LLP
                  One Montgomery Street
                  Telesis Tower
                  San Francisco, CA 94104
                  Telephone: No.:                 (415) 393-8200
                  Telecopy No.:                   (415) 986-5309
                  Attention:                      William L. Hudson, Esq.

                                                                       EXHIBIT C

VOID AFTER 5-00 P.M. SAN FRANCISCO
TIME ON MARCH 5, 2003

                  THIS WARRANT AND THE SHARES ISSUABLE, UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED UBE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES REPRESENTED HEREBY AM THEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR SUCH OFFERS, SALES AND TRANSFERS ARE MADE PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

                                   Right to Purchase Common Shares, no par value

Date: March 5, 1999

                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.
                             STOCK PURCHASE WARRANT

         'THIS CERTIFIES THAT, for value received, CAPITAL VENTURES INTERNATIONAL, a corporation organized under the laws of the Cayman Islands ("CVI"), or its registered assigns, is entitled to purchase from INTERNATIONAL MICROCOMPUTER SOFTWARE, INC., a corporation organized under the laws of the State of California (the "COMPANY"), at any time or from time to time during the period specified in Section 2 hereof, 131,291. paid and nonassessable shares of the Company's Common Stock, no par value (the "COMMON STOCK"), at an exercise price per share (the "EXERCISE PRICE") of $14.8525. The number of shares of Common Stock purchasable hereunder (the "WARRANT SHARES") and the Exercise. Price are subject to adjustment as provided in Section 4 hereof The term "WARRANTS" means this Warrant and the other warrants, if any. of the Company issued in connection with the Securities Purchase Agreement by and between the Company and CVI, dated March 3, 1999 (the "SECURITIES PURCHASE AGREEMENT").

         This Warrant is subject to the following terms, provisions, and conditions:

         1. MANNER OF EXERCISE; ISSUANCE OF CERTIFICATES, PAYMENT FOR SHARES. Subject to the provisions hereof, including, without limitation, the limitations contained in Section 7 hereof, this Warrant may be exercised by the holder hereof, in whole or in part at any time during the Exercise Period, by the surrender of this Warrant to the Company during normal business hours on any business day at the Company's principal executive offices (or such other office or agency of the

Company as it may designate by notice to the holder hereof), and upon (i) delivery to the Company of a completed exercise agreement in the form attached hereto (the "EXERCISE AGREEMENT") not less than seventy-five (75) days in advance of the exercise date of the Warrant on its first exercise (the "INITIAL NOTICE PERIOD") and (ii) either (A) payment to the Company in cash, by certified or official bank check or by wire transfer for the account of the Company, of the Exercise Price for the Warrant Shares specified in the Exercise Agreement or
(B) delivery to the Company at any time after the Initial Notice Period of a written notice specifying its election to purchase the Warrant Shares specified in the Exercise Agreement pursuant to a Net Issuance (as hereinafter defined), including a calculation of the number of shares of Common Stock to be issued upon such exercise in accordance with the terms hereof. The Warrant Shares so purchased shall be deemed to be issued to the holder hereof or such holder's designee, as the record owner of such shares, as of the close of business on the date on which this Warrant shall have been surrendered and on the date set forth by the holder as the "EXERCISE DATE" in the Exercise Agreement. Certificates for the Warrant Shares so purchased, representing the aggregate n-Limber of shares specified in the Exercise Agreement less the number of Warrant Shares retained by the Company to effect a Net Issuance, shall be delivered to the holder hereof within a reasonable time, not exceeding three (3) business days, after this Warrant shall have been so exercised. The certificates so delivered shall be in such denominations as may be requested by the holder hereof and shall be registered in the name of such holder or such other name as shall be designated by such holder. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the holder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised.

         "NET ISSUANCE" shall mean that the holder shall surrender this Warrant for that number of shares of Common Stock determined by multiplying the number of Warrant Shares to which it would otherwise be entitled by a fraction, the numerator of which shall be the difference between the then current Market Price per share of the Common Stock and the Exercise Price, and the denominator of which shall be the then current Market Price per share of Common Stock,

         2. PERIOD OF EXERCISE. This Warrant is exercisable at any time or from time to time on or after the earlier to occur of (i) the first anniversary from the date on which this Warrant is issued or (b) the occurrence of a Capital Transaction (as defined in the Securities Purchase Agreement), and before 5:00 p.m., San Francisco time on the fourth (4th) anniversary of the date of issuance (the "EXERCISE PERIOD").

         3. CERTAIN AGREEMENTS OF THE COMPANY. The Company hereby covenants and agrees as follows:

                  (a) SHARES TO BE FULLY PAID. All Warrant Shares will, upon issuance in accordance with the terms of this Warrant, be validly issued, fully paid, and nonassessable and free from all taxes, liens, claims and encumbrances.

                  (b) RESERVATION OF SHARES. During the Exercise Period, the Company shall at all times have authorized, and reserved for the purpose of issuance upon exercise of this Warrant, a sufficient number of shares of Common Stock to provide for the exercise of this Warrant.

                  (c) LISTING. The Company shall promptly secure the listing of the shares of Common Stock issuable upon exercise of this Warrant upon each national securities exchange or automated quotation system, if any, upon which shares of Common Stock are then listed or become listed (subject to official notice of issuance upon exercise of this Warrant) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all shares of Common Stock from time to time issuable upon the exercise of this Warrant; and the Company shall so list on each national securities exchange or automated quotation system, as the case may be, and shall maintain such listing of, any other shares of capital stock of the Company issuable upon the exercise of this Warrant if and so long as any shares of the same class shall be listed on such national securities exchange or automated quotation system.

                  (d) CERTAIN ACTIONS PROHIBITED. The Company will not, by amendment of its charter or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the talking of all such action as may reasonably be requested by the holder of this Warrant in order to protect the exercise privilege of the holder of this Warrant against dilution or other impairment, consistent with the tenor and purpose of this Warrant- Without limiting the generality of the foregoing, the Company (i) will not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect and (h) will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant,

                  (e) SUCCESSORS AND ASSIGNS. This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets.

         4. ANITIDILUTION PROVISIONS. During the Exercise Period, the Exercise Price and the number of Warrant Shares shall be subject to adjustment f5rom time to time as provided -in this Section 4.

         In the event that my adjustment of the Exercise Price as required herein results in a fraction of a cent, such Exercise Price shall be rounded up to the nearest cent

                  (a) SUBDIVISION OR COMBINATION OF COMMON STOCK. If the Company at any time after the Tranche I Closing under the Securities Purchase Agreement subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) its shares of Common Stock into a greater number of shares, then, after the date of record for effecting such subdivision, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time after the Tranche I Closing under the Securities Purchase Agreement combines (by reverse stock split, recapitalization, reorganization, reclassification or otherwise) its shares of Common Stock into a smaller number of shares, then, after the: date of record for effecting such combination, the Exercise Price in effect immediately prior to such combination will be proportionately increased.

                  (b) ADJUSTMENT IN NUMBER OF SHARES. Upon each adjustment of the Exercise Price pursuant to the provisions of this Section 4, the number of shares of Common Stock issuable upon exercise of this Warrant shall be adjusted by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of shares of Common Stock issuable upon exercise of this Warrant immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

                  (c) CONSOLIDATION, MERGER OR SALE. In case of any consolidation of the Company with, or merger of the Company into any other entity in which the Company is not the surviving entity, or in case 6f any sale or conveyance of all or substantially all of the assets of the Company other than in connection with a plan of complete liquidation of the Company at any time after the Tranche I Closing under the Securities Purchase Agreement, then as a condition of such consolidation, merger or sale or conveyance, adequate provision will be made whereby the holder of this Warrant will have the right, at its sole option, to acquire and receive upon exercise of this Wan-ant in lieu of the shares of Common Stock immediately theretofore acquirable upon the exercise of this Warrant; (i) such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the NUMBER of shares of Common Stock immediately theretofore acquirable and receivable upon exercise of this Warrant had such shares been issued immediately prior to the consummation of such consolidation, merger or sale or conveyance, or (ii) an amount equal to one-half of the sum of (A) the fair value of this Warrant based on the difference between the Exercise Price and the value of the Warrant Shares as reflected in the terms of such consolidation, merger or sale or conveyance, and (B) the fair value of this Warrant based on an exercise price equal to the market price of the Common Stock immediately prior to the first public announcement of such consolidation, merger or sale or conveyance, otherwise disregarding the existence of such transaction. In any such case, the Company will make appropriate provision to insure that the provisions of this Section 4 hereof will thereafter be applicable as nearly as may be in relation to any shares of stock or securities thereafter deliverable upon the exercise of this Warrant. The Company will not effect any consolidation, merger or sale or conveyance unless prior to the consummation thereof, the successor corporation (if other, than the Company) assumes by written instrument the obligations under this
         Section 4 and the obligations to deliver to the holder of this Wan-ant such shares of stock, securities or assets as, in accordance with the foregoing provisions, the holder may be entitled to acquire.

                  (d) DISTRIBUTION OF ASSETS. In case the Company shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a partial liquidating dividend, by way of return of capital or otherwise (including any dividend or distribution to the Company's shareholders of cash or shares (or rights to acquire shares) of capital stock of a subsidiary) (a "Distribution") at any time after the Tranche 1 Closing under the Securities Purchase Agreement, then, in each case, the Exercise Price for any unexercised portion of the Warrant shall be reduced as of the seventh business day after the record date with respect to such distribution so that the same shall be equal to the price determined by multiplying the Exercise Price in effect immediately prior to the close of business on the record date with respect to such distribution by a fraction the numerator of which is the average Closing Price (as defined in the Securities Purchase Agreement) for the five trading days immediately after such record date and the denominator shall be the average Closing Price for the five trading days immediately prior to such record date, such reduction to become effective immediately prior to the opening of business on the day following the record date.

                  (e) NOTICE OF ADJUSTMENT . Upon the occurrence of any event which requires any adjustment of the Exercise Price, then, and in each such case, the Company shall give notice thereof to the holder of this Warrant, which notice shall state the Exercise Price resulting from such adjustment and the increase or decrease in the number of Warrant Shares, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Such calculation shall be certified by the Chief Financial Officer of the Company.

                  (f) MINIMUM ADJUSTMENT OF EXERCISE PRICE. No adjustment of the Exercise Price shall be made in an amount of less than 1% of the Exercise Price in effect at the time such adjustment is otherwise required to be made, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which, together with any adjustments so carried forward, shall amount to not less than 1% of such Exercise Price.

                  (g) NO FRACTIONAL SHARES. No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but the Company shall pay a cash adjustment in respect of any fractional share which would otherwise be issuable in an amount equal to the same fraction of the Market Price of a share of Common Stock on the date of such exercise.

                  (h) OTHER NOTICES. In case at any time:

                           (i) the Company shall declare any dividend upon the
                  Common Stock payable in shares of stock of any class or make any other distribution (other than dividends or distributions payable in cash out of retained earnings consistent with the Company's past practices with respect to declaring dividends and making distributions) to the holders of the Common Stock;

                           (ii) the Company shall offer for subscription pro
                  rata to the holders of the Common Stock any additional shares of stock of any class or other rights;

                           (iii) there shall be any capital reorganization of
                  the Company, or reclassification of the Common Stock, or consolidation or inner of the Company with or into, or sale of all or substantially all of its assets to, another corporation or entity; or

                           (iv) there shall be a voluntary or involuntary
                  dissolution, liquidation or winding-up of the Company;

         then, in each such case, the Company shall give to the holder of this Warrant (a) notice of the date on. which the books of the Company shall close or a record shall be taken for determining the holders of Common Stock entitled to receive any such dividend, distribution, or subscription rights or for determining the holders of Common. Stock entitled to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-p and (b) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, notice of the date (or, if not then known, a reasonable approximation thereof by the Company) when the same shall take place. Such notice shall also specify the date on which the holders of Common Stock shall be entitled to receive such dividend, distribution, or subscription rights or to exchange their Common Stock for stock or other securities or property deliverable upon such reorganization, reclassification, consolidation, merger,, sale, dissolution, liquidation, or winding-up, as the case may be. Such notice shall be given at least 15 days prior to the record date or the date on which the Company's books are closed in respect thereto. Failure to give any such notice or any defect therein shall not affect the validity of the proceedings referred to in clauses (i), (ii), (iii) and (iv) above.

                  (i) CERTAIN EVENTS. If, at any time after the Tranche I Closing under the Securities Purchase Agreement, any event occurs of the type contemplated by the adjustment provisions of this Section 4 but not expressly provided for by such provisions, the Company will give notice of such event as provided in Section 4(e) hereof, and the Company's Board of Directors will make an appropriate adjustment in the Exercise Price and the number of shares of Common Stock acquirable upon exercise of this Warrant so that the rights of the holder shall be neither enhanced nor diminished by such event.

                  (j) CERTAIN DEFINITIONS

                           (i) "Market Price," as of any date, (i) means the
                  average of the closing bid prices for the shares of COMMON Stock as reported on the Nasdaq National Market for the five
                  (5) trading days immediately preceding such date, or (ii) if the Nasdaq National Market is not the principal trading market for the shares of Common Stock, the average of the last reported bid prices on the principal trading market for the Common Stock during the same period, or, if there is no bid price for such period, the last reported sales price for such period, or (iii) if market value cannot be calculated as of such date on any of the foregoing bases, the Market Price shall be the average fair market value as reasonably determined by an investment banking firm selected by the. Company and reasonably acceptable to the holder, with the costs of the appraisal to be borne by the Company. The manner of determining the Market Price of the Common Stock set forth in the f6regoing definition shall apply with respect to any other security in respect of which a determination as to market value must be made hereunder.

                           (ii) "Common Stock," for purposes of this Section 4,
                  includes the Common Stock and any additional class of stock of the Company having no preference as to dividends or distributions on liquidation, provided that the shares purchasable pursuant to this Warrant shall include only Common Stock, no par value, in respect of which this Warrant is exercisable, or shares resulting from any subdivision or combination of such Common Stock, or in the case of any reorganization, reclassification, consolidation, merger, or sale of the character referred to in Section 4(c) hereof, the stock or other securities or property provided for in such Section.

         5. ISSUE TAX. The issuance of certificates for Warrant Shares upon the exercise of this Warrant shall be made without charge to the holder of this Warrant or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the holder of this Warrant

         6. NO RIGHTS OR LIABILITIES AS A SHAREHOLDER. This Warrant shall not entitle the holder hereof to any voting rights or other rights as a shareholder of ' the Company. No provision of this Warrant, in the absence of affirmative action by the holder hereof to purchase the Warrant Shares, and no mere enumeration herein of the rights or privileges of the holder hereof, shall give rise to any liability of such holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

         7. TRANSFER, EXCHANGE, REDEMPTION AND REPLACEMENT OF WARRANT.

                  (a) RESTRICTION ON TRANSFER. This Warrant and the rights granted to the holder hereof are transferable, in whole or in put, upon surrender of this Warrant, together with a properly executed assignment in the form attached hereto, at the office or agency of the Company referred to in Section 7(e) below, provided, however, that any transfer or assignment shall be subject to the conditions set forth in Sections 7(f) and (g) hereof. Until due presentment for registration of transfer on the books of the Company, the Company may treat the registered holder hereof as the owner and holder hereof for all purposes, and the Company shall not be affected by any notice to the contrary. Notwithstanding anything to the contrary contained herein, the registration rights described in Section 8 below are assignable only in accordance with the provisions of that certain Registration Rights Agreement, dated as of March 5, 1999 by and among the Company and the other signatory thereto (the "REGISTRATION RIGHTS AGREEMENT").

                  (b) WARRANT EXCHANGEABLE FOR DIFFERENT DENOMINATIONS. This Warrant is exchangeable, upon the surrender hereof by the holder hereof ' at the office or agency of the Company referred to in Section 7(e) below, for new Warrants of like tenor of different denominations representing in the aggregate the right to purchase the number of shares of Common Stock which may be purchased hereunder, each of such new Warrants to represent the right to purchase such number of shares as shall be designated by the holder hereof at the time of such surrender.

                  (c) REPLACEMENT OF WARRANT. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft, or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company, at its expense, will execute and deliver, in lieu thereof, a new Warrant of like tenor.

                  (d) CANCELLATION: PAYMENT OF EXPENSES. Upon the surrender of this Warrant in connection with any transfer, exchange or replacement as provided in this Section 7, this Warrant shall be promptly canceled by the Company. The Company shall pay all taxes (other than securities transfer taxes) and all other expenses (other than legal or due diligence expenses, if any, incurred by the Holder or transferees) and charges payable in connection with the preparation, execution and delivery of Warrants pursuant to this Sei6tion 7.

                  (e) WARRANT REGISTER. The Company shall maintain, at its principal executive offices (or such other office or agency of the Company as it may designate by notice to -the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee and each prior owner of this Warrant.

                  (f) EXERCISE OR TRANSFER WITHOUT REGISTRATION. If, at the time of the surrender of this Warrant in connection with any exercise, transfer or exchange of this Warrant, this Warrant (or, in the case of any exercise, the Warrant Shares issuable hereunder), shall not be registered under the Securities Act and under applicable state securities or blue sky laws, the Company may require, as a condition of allowing such exercise, transfer or exchange, (i) that the holder or transferee of this Warrant as the case may be, furnish to the Company a written opinion. of counsel, which counsel shall be reasonably acceptable to the Company (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that such exercise, transfer or exchange may be made without registration under the Securities Act and under applicable state securities or blue sky laws, (ii) that the holder or transferee execute and deliver to the Company an investment letter in form and substance acceptable to the Company and (1) that the transferee be an "ACCREDITED INVESTOR" as defined in Rule 501(a) promulgated under the Securities Act; provided that no such opinion, letter or status as an "ACCREDITED INVESTOR" shall be required in connection with a transfer pursuant to Rule 144 under the Securities Act.

                  (g) ADDITIONAL RESTRICTIONS ON EXERCISE OR TRANSFER. Notwithstanding anything contained herein to the contrary, in no event shall the holder hereof exercise Warrants to the extent that (a) the number of shares of Common Stock beneficially owned by such holder and its affiliates and (b) the number of shares of Common Stock issuable upon- exercise of the Warrants (or portion thereof) with respect to which the determination described herein is being made, would result in beneficial ownership by such holder and its affiliates of more than 4.9% of the outstanding shares of Common Stock. For purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 130-G thereunder, except as otherwise provided in clause (a) hereof.

         8. REGISTRATION RIGHTS. The initial holder of this Warrant (and certain assignees thereof) is entitled to the benefit of such registration rights in respect of the Warrant Shares as are set forth in the Registration Rights Agreement.

         9. NOTICES. Any notices required or permitted to be given under the terms of this Warrant shall be se by certified or registered mail (return receipt requested) or delivered personally or by courier or by confirmed telecopy, and shall be effective five days after being placed in the mail, or upon receipt or refusal of receipt, if delivered personally or by courier or confirmed telecopy, in each case addressed to a party. The addresses for such communications shall be:

                  If to the Company:

                  International Microcomputer Software, Inc.
                  75 Rowland Way
                  Novato, CA 94949
                  Telephone No.* (415) 257-3000
                  Telecopy No.:     (415) 257-3565
                  Attention: Ken Fineman

                  with a copy to:

                  Fenwick & West LLP
                  Two Palo Alto Square
                  Palo Alto, California 94306
                  Telephone No.: (650) 858-7600
                  Telecopy No.: (650) 494-1417
                  Attention: C. Kevin Kelso, Esq.

and if to the holder, at such address as such holder shall have provided in writing to the Company, or at such other address as each such party furnishes by notice given in accordance with this Section 9.

         10. GOVERNING LAW; JURISDICTION. This Warrant shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed in the State of California. The Company irrevocably consents to the jurisdiction of the United States federal courts and state courts located in San Francisco, California in any suit or proceeding based on or arising under this Warrant and irrevocably agrees, that all claims in respect of such suit or proceeding may be determined in such courts. The Company irrevocably waives the defense of an inconvenient forum to the maintenance of such suit or proceeding. The Company further agrees that. service of process upon the Company mailed by first class mail shall be deemed in every respect effective service of process upon the Company mi any such suit or proceeding. Nothing herein shall affect the holder's right to serve process in any other manner permitted by law. The Company agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

         11. MISCELLANEOUS.

                  (a) AMENDMENTS. This Warrant and any provision hereof may only be amended by an instrument in writing signed by the Company and the holder hereof.

                  (b) DESCRIPTIVE READINGS. The descriptive headings of the several Sections of this Warrant are inserted for purposes of reference only, and shall not affect the meaning or construction of any of the provisions hereof

         IN WITNESS WHEREOF, the Company has caused Us Warrant to be signed by its duly authorized officer.

         COMPANY:

         INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.

         By:
            -------------------------------------
         Name:
         Title

                                                                       EXHIBIT D

                   INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.
                                 75 ROWLAND WAY
                                NOVATO, CA 94949

                                  March 1, 2000

Capital Ventures International
c/o Heights Capital Management, Inc.
425 California Street
Suite 1100
San Francisco, CA 94104

         RE: ADJUSTMENT SHARES; FAILURE TO OBTAIN EFFECTIVENESS OF REGISTRATION STATEMENT

Dear Sirs:

         As we have agreed, International Microcomputer Software, Inc. (the "Company") will satisfy (i) its obligation to issue Adjustment Shares to Capital Ventures International ("CVI") pursuant to Section 1(e) of the Securities Purchase Agreement, dated as of March 3, 1999, by and between the Company and CVI (the "Agreement") and (ii) its existing liability to CVI under Section 2(c) of the Registration Rights Agreement, by issuing an aggregate of 2,062,363 shares of Common Stock to CVI on or before March 3, 2000. For the avoidance of any potential doubt, the Company confirms that it will use its best efforts to include said number of shares on the registration statement to be filed or amended covering resales by CVI. CVI and the Company have agreed that upon the issuance of such shares, (i) the Company shall have no further obligation to issue any additional Adjustment Shares to CVI and (ii) the Company shall not be required to make any further payments to CVI in connection with the Company's past failure to obtain the effectiveness of the registration statement. In addition, CVI and the Company agree that, as of the date of this Letter, (i) the Warrant continues to be exercisable by CVI for 131,291 shares of Common Stock at an exercise price of $14.8525 per share and (ii) the Tranche 2 Per Share Price continues to be $7.9975.

         All other terms and provisions of the Agreement and the Registration Rights Agreement shall continue and survive this letter and remain in full force and effect. All capitalized terms used in this letter but not defined herein shall have the meanings ascribed to such terms in the Agreement.

         Please indicate your acceptance of and agreement with the terms of this letter by signing below.

                                    Sincerely,

                                    INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.

                                    By: /s/ GEOFF KOBLICK
                                        ----------------------------------
                                        Name:  Geoff Koblick
                                        Title: CEO

Agreed to and Accepted:

CAPITAL VENTURES INTERNATIONAL
By:  Heights Capital Management, Inc.,
       its authorized agent


       By:   /s/ ANDREW FROST            Date:            3/2/00
           ---------------------------         ----------------------------
           Name: Andrew Frost
           Title: President

                                                                       EXHIBIT E

                            LIMITED POWER OF ATTORNEY

         THIS LIMITED POWER OF ATTORNEY given on the 3rd day of April, 1999 by CAPITAL VENTURES INTERNATIONAL (hereinafter called "the Company"), whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1787, Grant Cayman, Cayman Islands, B.W.I.

         WHEREAS, by agreement dated March 10, 1997 by and between the Company and Heights Capital Management, Inc., the Company expressly authorized heights Capital Management, Inc. to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked "Appendix 1".

         NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodbourne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the Firm of HEIGHTS CAPITAL MANAGEMENT, INC. which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

         IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
CAPITAL VENTURES INTERNATIONAL
was hereunto affixed in the presence of:

                                       /s/ IAN A.N. WRIGHT
                                    ---------------------------------------
                                    Ian A.N. Wight
                                    (Director)

[SEAL OF CAYMAN ISLANDS APPEARS HERE]

                                      /s/ WOODBOURNE ASSOCIATES (CAYMAN) LIMITED
                                    ---------------------------------------
                                    Woodbourne Associates (Cayman) Limited
                                    Secretary

                                                                       EXHIBIT F

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to shares of Common Stock of International Microcomputer Software, Inc., dated March 2, 2000, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13(d)-1(k) under the Securities Exchange Act of 1934.

Date:  March 13, 2000                CAPITAL VENTURES INTERNATIONAL

                                     By: Heights Capital Management, Inc.,
                                         pursuant to a Limited Power of Attorney
                                         attached hereto as Exhibit E

                                     By: /s/ Michael Spolan
                                         -----------------------------------
                                         Michael Spolan, General Counsel and
                                         Secretary


Date:  March 13, 2000                   HEIGHTS CAPITAL MANAGEMENT, INC.


                                     By: /s/ Michael Spolan
                                         -----------------------------------
                                         Michael Spolan, General Counsel and
                                         Secretary